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RESIDENT COUNSEL

June 15, 2023

VIA EDGAR CORRESPONDENCE

Office of International Corporate Finance

Attn. Angie Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	República Oriental del Uruguay

Registration Statement under Schedule B

Filed March 30, 2023

File No. 333-23777798

Annual Report for 2021 Filed under Form 18-K

Filed September 1, 2022

File No. 333-07128

Dear Mrs. Kim:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 26, 2023 (the “April 26 letter”), regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2021 (the “18-K for 2021”) of the Republic of Uruguay (the “Republic” or “Uruguay”). With this letter, Uruguay is filing the annual report on Form 18-K for the fiscal year ended December 31, 2022 (“18-K for 2022”) setting forth information consistent with its undertaking to reflect, during any period in which offers or sales are being made, in the prospectus (or a report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference) any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your April 26 letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the 18-K for 2022.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Schedule B

General

1. We recognize your financial and economic statistics are subject to a review process such that certain of your data for 2017-2021 are preliminary. We also recognize that Banco Central is conducting a periodic re-basing of its national accounting calculations, including GDP. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, the data between 2017 and 2021 referenced as preliminary in the summary chart on page D-14 of the Form 18-K filed on September 1, 2022.

In response to the Staff’s comment, the Republic has advised that it has included in the 18-K for 2022 the most recent statistical data available and other material information.

2.

Please explain or define all acronyms. For example, you state on page D-41 that “To diversify the energy matrix and obtain a constant supply of natural gas, the successive governments have considered different actions for the production of LNG in Uruguay.” It appears “LNG” refers to liquefied natural gas. As another example, you disclose on page D-67 the ratio of “NLPs” to total loans and the provision for “NPLs” ratio.

In response to the Staff’s comment, the Republic has defined the acronym “LNG” as liquefied natural gas. Please see page D-39 to the 18-K for 2022. Further, the Republic has replaced the acronym “NLPs” with “NPLs” to be consistent with the terminology used throughout the Sections “Monetary Policy and Inflation” and “The Banking Sector.” Please see pages D-64, D-69 to D-72 the 18-K for 2022. The Republic has also checked the 18-K and registration statement generally to ensure all acronyms are explained or defined.

3.	Please consider providing your Internet address, if available. See Securities Act Rule 493.

In response to the Staff’s comment, the Republic has revised the section “Where You Can Find More Information” to include Uruguay’s Internet address. Please see page 29 to the Pre-Effective Amendment No. 1.

4.

You state on page D-52 that “Uruguay imports all of its oil and gas supplies from various international sources… Uruguay’s economy is… exposed to fluctuations in international oil prices.” Please provide updated disclosure of any material impact of Russia’s invasion of Ukraine on Uruguay’s economy, inflation, energy supply, or foreign relations.

In response to the Staff’s comment, the Republic has advised that there is no evidence suggesting that the Russia-Ukraine conflict has had a material, long-lasting impact on Uruguay’s economy, inflation, energy supply, or foreign relations. The most relevant material information relating to these matters has been included in the 18-K for 2022.

5.

Please update your disclosure, as necessary, to include any material updates relating to your current drought. We note, for example, recent third party reports discussing the severity and duration of the current drought.

In response to the Staff’s comment, the Republic has advised that it has included in the 18-K for 2022 the material updates relating to the current drought. Please see pages D-5 and D-36 to the 18-K for 2022.

Description of Securities

Negative Pledge, page 8

6.	Please clarify whether the Series A and Series B Collateralized Fixed Rate Notes Due 2021 notes have been redeemed.

In response to the Staff’s comment, the Republic has advised that the Series A and Series B Collateralized Fixed Rate Notes Due 2021 notes have been redeemed and the Pre-Effective Amendment has been revised accordingly, see page 8.

***

We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (1-212-225-2372) or (+55 11 96329 0067), or Ignacio Lagos at (+1 212 225 2852) of our U.S. counsel Cleary Gottlieb.

Very truly yours,

By: /s/ Azucena Arbeleche
Azucena Arbeleche
Minister of Economy and Finance,
República Oriental del Uruguay

cc.:	Juan G. Giráldez

Ignacio Lagos

Cleary Gottlieb Steen & Hamilton LLP

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